Exhibit 1.02

Conflict Minerals Report

Our products include radio frequency and microwave integrated circuits, components and systems, and our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in space, avionics, defense, commercial wireless communications, medical, and other markets.

Unless the context indicates otherwise, the terms “Aeroflex,” "we," “its,” "us," and "our" refer to Aeroflex Holding Corp. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" or "3TG" are columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives tantalum, tin, and tungsten without regard to the location of origin.

Aeroflex is filing this Conflict Minerals Report in respect of 2013 as required by Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2014.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend," "plan," and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning additional steps that we intend to take to improve our due diligence or to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) internal and external resource constraints, and (4) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview

For the 2013 calendar year, each of our in-scope products, for purposes of the Conflict Minerals Rule, contained some necessary Conflict Mineral content of unknown origin. Product, smelter, and refiner information in respect of 2013 is described under "Product Information" below.

For 2013, we have not determined that any of the necessary Conflict Minerals contained in our in-scope products, directly or indirectly, finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" are defined within the Conflict Minerals Rule.

Part I. Due Diligence

We believe that our due diligence measures were consistent with the due diligence framework provided for in the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum, and Tungsten, and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance is a collaborative government-backed, multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance is also intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses, and insecurity. While not legally binding, the adoption of the OECD Guidance by the OECD, at the ministerial level, reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);
2.	Identify and asses risk in the supply chain (“Step Two”);
3.	Design and implement a strategy to respond to identified risks (“Step Three”);
4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and
5.	Report on supply chain due diligence (“Step Five”).

The implementation of our due diligence measures in respect of 2013 and thereafter is discussed separately below.

Due Diligence Measures Performed

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of the 2013 reporting term. These measures may not be inclusive of all measures taken in furtherance of our Conflict Minerals compliance program pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

-	We adopted a company-wide policy for the supply chain of Conflict Minerals (the "Conflict Minerals Policy"). This policy was communicated in writing to Aeroflex employees and to direct suppliers determined by us to be potentially in-scope for purposes of our compliance with the Conflict Minerals Rule for 2013. Additionally, the Conflict Minerals Policy has been made publicly available through the Aeroflex website. Our Conflict Minerals Policy specified the requirements with which we expect our Suppliers to comply. Also, standards governing the due diligence to be conducted are incorporated within our Conflict Minerals Policy. A Company-level grievance mechanism with reporting contact information has been incorporated into our Conflict Minerals Policy. For a summary of the Conflict Minerals Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

-	Under the leadership and guidance of the General Counsel and the Director, Global Trade Compliance, we have developed a team of senior staff who are charged with implementing our Conflict Minerals compliance strategy. Selected internal personnel have been educated about the Conflict Minerals Rule, the OECD Guidance, our compliance plan, and the procedures for reviewing and validating supplier responses to our inquiries.

-	The foregoing team participated in training as well as seminars to further their knowledge concerning the Conflict Minerals Rule reporting requirements.

-	We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain.

-	We adopted a policy requiring that, for a period of at least five years, we maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings, and resulting decisions. The policy requires that these records be maintained on a computerized database where practicable, and we are maintaining the records in this manner.

-	In addition to communicating our Conflict Minerals Policy to all suppliers determined by us to be potentially in-scope for purposes of our compliance with the Conflict Minerals Rule for 2013, suppliers were sent an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the Rule.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

-	We compiled a list of all suppliers whose products contained 3TG and the respective products which they supplied to Aeroflex (the “Suppliers”). For this purpose, we utilized product specifications, bills of material, visual inspection, supplier inquiries, and other information known to us.

-	We have requested, by email, that our Suppliers complete our questionnaire to provide us with information concerning both the usage and source of Conflict Minerals in their in-scope products, as well as their related compliance efforts. We permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. By way of follow-up, we emailed or telephoned all Suppliers who did not respond to the request within the specified time frame.

-	Completed responses were individually reviewed. These responses were then validated and, as appropriate, follow-up was conducted. We also followed up with all Suppliers who did not fully respond to the request or otherwise provided a written response that we determined to be unsuitable, insufficient or which contained errors or inaccuracies; in each of these cases, we requested that Suppliers submit a revised response.

-	To the extent that a completed response identified a smelter or refiner certified as conflict free by an independent third-party, we reviewed this information against the relevant list of conflict free smelters and refiners published by the Conflict-Free Sourcing Initiative.

-	To the extent that a smelter or refiner identified by a Supplier was not certified as conflict-free by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner was known to obtain Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

-	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and Director, Global Trade Compliance.

-	We also intend to take the following additional steps to mitigate the risk that Conflict Minerals necessary to our products and business operations benefit armed groups:
o	Work with Suppliers that provided company, division or product category level information for 2013 so that they may provide product level information for 2014 through ongoing outreach with these Suppliers.
o	Engage with Suppliers who provided incomplete responses or did not provide responses for 2013 to help ensure that they provide the requested information for 2014.
o	Monitor and encourage the continuing development and progress of traceability measures of Suppliers who indicated that their source of Conflict Minerals was unknown or undeterminable for the 2013 reporting period.
o	Communicate to new or prospective suppliers our sourcing expectations through the dissemination of the Conflict Minerals Policy and, as discussed below, contractual sourcing requirements. Additionally, as new suppliers are added, we intend to work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule, the OECD Guidance, and our Conflict Minerals Policy.
o	At the end of each reporting term, our Global-Trade Compliance Department intends to meet to reassess existing and new risks and devise potential remedies to reduce any identified risks.
o	Amend our standard Terms and Conditions, to require our suppliers, among other things, to: (i) comply with the Conflict Minerals Policy in all material respects; (ii) provide us with information concerning the Conflict Minerals content in the component parts or products that they sell to us; and (iii) represent that they have conducted a reasonable country of origin inquiry and due diligence, as applicable, as those terms are used in the Conflict Minerals Rule.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

-	In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

-	We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made the Form SD and this Conflict Minerals Report available on our website.

Part II. Product Information

Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2013, we were unable to determine the origin of a portion of the Conflict Minerals in each of our in-scope products. For 2013, our in-scope product categories were: (i) High-Reliability microelectronics/semiconductors; (ii) radio frequency and microwave components; (iii) mixed-signal/digital application specific integrated circuits; (iv) motion control products; (v) wireless test equipment; (vi) military radio and private mobile radio test equipment; (vii) avionics test equipment; (viii) synthetic test equipment; and (ix) general purpose test equipment. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended June 30, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or Form SD.

For 2013, we have not determined that any of the necessary Conflict Minerals contained in our in-scope products, directly or indirectly, finance or benefit armed groups in the DRC or an adjoining country. An "armed group" under the Conflict Minerals Rule, is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.

Identified facilities used to process the necessary Conflict Minerals contained in our in-scope products for 2013 included the following:

TIN

Certified: Alpha, Gejiu Non-Ferrous Metal Processing Co. Ltd., Malaysia Smelting Corporation (MSC), Mineração Taboca S.A., Minsur, Mistubishi Materials Corporation, OMSA, PT Bukit Timah , PT Tambang Timah, PT Timah, Thaisarco, White Solder Metalurgia Mineração Ltda., Yunnan Tin Company Limited

Not Certified / Not Active: Advanced Chemical Company, Alpha Metals Taiwan Inc., American Iron and Metal Inc. - AIM, Asahi Pretec Corp, ATI Metalworking Products, Brinkmann Chemie AG, CFC Cooperativa dos Fundidores de Cassiterita da Amazônia Ltda., Chengfeng Metals Co Pte Ltd, China Tin Smelter Co. Ltd., CNMC (Guangxi) PGMA Co. Ltd., Codelco, Cookson, Cooper Santa, Coopermetal - Cooperativa Metalúrgica de Rondônia Ltda., CV DS Jaya Abadi, CV Duta Putra Bangka, CV JusTindo, CV Makmur Jaya, CV Nurjanah, CV Prima Timah Utama, CV Serumpun Sebalai, CV United Smelting, Dae Kil Metal Co Ltd, Daewoo International, EM Vinto - Empresa Metallurgica Vinto, Empressa Nacional de Fundiciones (ENAF), Feinhütte Halsbrücke GmbH, Fenix Metals, FSE Novosibirsk Refinery, Funsur Smelter, Ganzhou Grand Sea W and Mo Company, Gejiu KaiMeng Industrial and Trade Mineral Co. Ltd., Gejiu Zi-Li, Gold Bell Group, Guangxi Huaxi Group Limited, Hana-High Metal, Heraeus Ltd Hong Kong, Heraeus Precious Metals GmbH & Co. KG, Huaxi Guangxi Group, Huaxi Tin (Liuzhou) Co. Ltd, Huichang Jinshunda Tin Co. Ltd, Hyundai-Steel, IBF IND Brasileira de Ferroligas Ltda, IMPAG AG, Indonesian State Tin Corporation Mentok Smelter, Jean Goldschmidt International, Jiangxi Nanshan, Johnson Matthey Inc, Kai Unita Trade Limited Liability Company, Kaimeng(Gejiu) Industry and Trade Co., Ltd., Kennecot Utah Copper, Ketabang, Koba Tin, Koki Japan, Kovohutě Příbram Nástupnická, A.S., LingbaoJinyuan tonghu, Linwu Xianggui Smelter Co, LiQiao plating, Liuzhou China Tin Group Co ltd, MCP HEK GmbH, Mentok, Metallic Resources Inc, Metallo Chimique, Metallum AG, Metalor USA Refining Corporation, Minmetals Ganzhou Tin Co. Ltd., Nathan Trotter & Co., Nihon Kagaku Sangyo Co., Ltd., Novosibirsk Integrated Tin Works, Poongsan Corp, Posco, Precious Metals Sales Corp., PT Alam Lestari Kencana, PT Aneka Tambang (Persero) Tbk, PT Artha Cipta Langgeng, PT Artha Cipta Langgeng, PT Babel Inti Perkasa, PT Babel Surya Alam Lestari, PT Bangka Kudai Tin, PT Bangka Putra Karya, PT Bangka Timah Utama Sejahtera, PT BilliTin Makmur Lestari, PT Citra Logam, PT DS Jaya Abadi, PT Eunindo Usaha Mandiri, PT Fang Di MulTindo, PT HP Metals Indonesia, PT Indra Eramulti Logam Industri , PT Koba Tin, PT Mitra Stania Prima, PT Refined Bangka Tin, PT Sariwiguna Binasentosa, PT Stanindo Inti Perkasa, PT Sumber Jaya Indah, PT Timah Nusantara, PT Tinindo Inter Nusa, PT Yinchendo Mining, PT Supra Sukses Trinusa, Rohm and Haas, Royal Canadian Mint, Rui Da Hung, Senju Metal Industry Co., Ltd., SGS Bolivia S.A., Shandong Zhaojin Gold & Silver Refinery Ltd., Shenzhen Boshida Soldering Tin Industrial Co, Ltd., Siegfried Jacob Metallwerke GmbH, Singapore Asahi Chemical & Solder Industries, Soft Metals Ltda, Solar Applied Materials Technology Corp., Taboca- Mineração Taboca S.A., Taicang City Nancang Metal Meterial Co.,Ltd, Tennant Metals Pty Ltd., Thailand Smelting and Refining Co. Ltd., Thaisarco, Tong Ding Metal Company. Ltd., Traxys, Uniforce Metal Industrial Corp., Western Australian Mint trading as The Perth Mint, Westfalenzinn J. Jost KG, Wuxi Yunxi, XiHai, Yantai ZhaoJin Kasfort Precious Incorporated Company, Yifeng Tin Industry Co Ltd, Yuntinic Resources Inc., Yunnan Chengfeng Non-Ferrous Metals Co., Ltd., PT Belitung Industri Sejahtera, Zhejiang Huangyan Xinqian Electrical Parts Factory

For the foregoing Tin smelters/refiners we identified the following countries: Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Czech Republic, Germany, Hong Kong, Indonesia, Japan, Korea, Malaysia, Peru, Poland, Russian Federation, Singapore, Switzerland, Taiwan, Thailand, and USA.

TANTALUM

Certified: Global Advanced Metals, Ningxia Orient Tantalum Industry Co. Ltd., Conghua Tantalum and Niobium Smeltry, Duoluoshan, Exotech Inc., F&X Electro-Materials Ltd., Global Advanced Metals, H.C. Starck GmbH, Hi-Temp, JiuJiang JinXin Nonferrous Metals Co. Ltd., JiuJiang Tanbre Co. Ltd., Kemet Blue Powder, Metallurgical Products India Pvt. Ltd., Mitsui Mining & Smelting, Ningxia Orient Tantalum Industry Co., Ltd. - OTIC, Plansee, RFH Tantalum Smeltry Co., Ltd., Solikamsk Metal Works, Taki Chemicals, Tantalite Resources, Telex, Ulba, Zhuzhou Cement Carbide

Not Certified / Not Active: Cabot Corporation, Gannon & Scott, Jiangxi Rare Earth & Rare Metals Tungsten Group Corp

For the foregoing Tantalum smelters/refiners, we identified the following countries: Austria, China, Germany, India, Japan, Kazakhstan, Mexico, Russia, South Africa, Thailand, and USA.

TUNGSTEN

Certified: Global Tungsten & Powders Corp

Active: A.L.M.T., Xiamen Tungsten Co Ltd

Not Certified / Not Active: Chongyi Zhangyuan Tungsten Co., Ltd., Jiangxi Tungsten Co Ltd, Kanto Denka Kogyo Co., Ltd., Kennametal Inc., Materion, Mitsubishi Materials Corporation, Nanchang Cemented Carbide Limited Liability Company, NingHua XingLuoKeng TungSten Mining CO.,LID, Philips Elmet USA, Plansee, Sichuan Metals & Materials Imp & Exp Co, Starck, Sumitomo Metal Mining Co. Ltd., Taegutec, Tejing (Vietnam) Tungsten Co Ltd, Wolfram Bergbau und Hütten AG, Wolfram Company CJSC, Xiamen Golden Egret Special Alloy Co. Ltd., Xiamen Honglu Tungsten Molybdenum Industry Co.,Ltd, Zhuzhou Cement Carbide

For the foregoing Tungsten smelters/refiners, we identified the following countries: China, Japan, and USA.

GOLD

Certified: Argor-Heraeus SA, Asahi Pretec Corp, Dowa, Heimerle + Meule GmbH, Heraeus Ltd Hong Kong, Heraeus Precious Metals BmbH & CO KG, Ishifuku Metal Industry Co. Ltd, Istanbul Gold Refinery, Johnson Matthey Inc., JX Nippon Mining & Metals Co., Ltd, Kenneccott Utah Copper LLC, Kojima Chemicals Co Ltd, LS-Nikko Copper Inc, Materion, Matsuda Sangyo Co. Ltd, Metalor Technologies, Metalor Technologies (Hong Kong), Metalor Technologies SA, Metalor USA Refining Company, Mitsubishi Materials Corporation, Mitsui Mining and Smelting CO.,LTD., Nihon Material Co. Ltd, Ohio Precious Metal, LLC, PAMP SA, Rand Refinery (Pty) Ltd, Royal Canadian Mint, SEMPSA Joyeria Plateria SA, Solar Applied Materials Technology Corp., Sumitomo Metal Mining Co. Ltd., Tanaka Kikinnzoku Kogyo K.K., Tokuriki Honten Co. Ltd, Umicore SA Business Unit Precious Metals Refining, United Precious Metal Refining Inc, Valcambi SA, Western Australian Mint Trading as The Perth Mint

Not Certified / Not Active: Aida Chemical Industries Co. Ltd., Codelco, Colt Refining, Cookson Group, Cookson SEMPSA, Daejin Indus Co. Ltd, DaeryongENC, Daye Nonferrous,Do Sung Corporation,Dongguan Cameroon Chemical Materials Co., Ltd, EM Vinto, Enthone, EPSI, Ferro Corporation, FSE Novosibirsk Refinery, Gansu Seemine Material High-Tech Co. Ltd., Gansu-based Baiyin Nonferrous Metals Corporation,Ganzhou Grand Sea W & Mo Group Co Ltd, Gejiu Zili Mining & Smelting Co.,Ltd, Guang Dong Jing Ding Co., Ltd, Handok, Harmony Gold Refinery, Heesung Catalysts Corp., Heesung(AGR Matthey), Henan Zhongyuan Gold Smelter Co., Ltd., Heraeus USA, Heraeus Zhaoyuan Precious Metal Materials Co.,Ltd., Hunan Chenzhou Mining Group Co. Ltd., Hwasung CJ Co. Ltd, ICBC, Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited, Japan Mint, Japan Pure Chemical, Jiangxi Copper Company Limited, Jiangxi Rare Earth & Rare Metals Tungsten Group Corp, Jiangxi Tungsten Industry Group Co Ltd, Jin Jinyin Refining Company Limited, JSC Ekaterinburg Non-Ferrous Metal Processing Plant, JSC Uralectromed, Kanfort Industrial (Yantai) Co. Ltd., Kazzinc Ltd, Kojima Chemical Co., Ltd., Korea Metal Co. Ltd, Kyrgyzaltyn JSC, L' azurde Company For Jewelry, La Caridad, Lian Xing Plating Factory, Lingao Gold, London Bullion Market Association, LuoMenHaShi, Luoyang Zijin Yinhui Gold Smelting Co. Ltd., Matsuda Sangyo Co. Ltd, Metallo Chimique, Metalor Coatings, Met-Mex Peñoles, S.A., Minsur, MK electron, Moscow Special Alloys Processing Plant, Nadir Metal Rafineri San. Ve Tic. A.Ş., Navoi Mining and Metallurgical Combinat, Ningbo Kangqiang , OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet), Pan Pacific Copper Co. Ltd, Penglai Pengang Gold Co. Ltd, Precious Metal Sales Corp., Prioksky Plant of Non-Ferrous Metals, PT Aneka Tambang (Persero) Tbk, PT Indra eramulti Logam Industri, PT Tambang Timah, Purchage for Gold Exchange, PX Précinox SA, Sabin Metal Corp., Samdok Metal, Samwon Metals Corp., Schone Edelmetaal, Shandong Gold Mining (Laizhou), Shandong Tiancheng Biological Gold Industrial Co. Ltd., Shandong Zhaojin Gold & Silver Refinery Co. Ltd, Shang Hai Gold Exchange, Shenzhen Fujun Material Technology Co,Ltd, So Accurate Refing Group, SOE Shyolkovsky Factory of Secondary Precious Metals, Super Dragon Technology Co., Ltd., Suzhou Xingruy Noble, Thaisarco, The Gold Smelter of Guangdong, Gao Yao He Tai Gold Mining, The Great Wall Gold and Silver Refinery of China, The Hutti Gold Mines Co.Ltd, The Refinery of Shandong Gold Mining Co. Ltd, Timah Company, Tokuriki Tokyo Melters Assayers, Tongling Nonferrous Metal Group Co. Ltd, Torecom, Trident Plating, Umicore Brasil Ltda, United Refining, W.C. Heraeus GmbH, Western Australian Mint trading as The Perth Mint, Wolfram Bergbau und Hütten AG, Wolfram Company CJSC, Wuxi Mid Tr Mat, Xiamen Tungsten Co Ltd, XinYe Co. Ltd, Xstrata Canada Corporation, Yamamoto Precious Metal Co, Ltd, Yantai Zhaojin Kanfort Precious Metals, Yantai Zhaojin Precious Metals Co., Ltd., Yokohama Metal Co Ltd, Yoo Chang Metal Inc., Zhaojin Lai Fuk, Zhaoyuan Gold Mine, Zhe Jiang Guang Yuan Noble Metal Smelting Factory, Zhongjin Gold Corporation Limited, Zhongkuang Gold Industry Limited Company, Zhongyuan Gold Smelter of Zhongjin Gold Corporation, Zhuzhou Cemented Carbide Group Co Ltd, Zijin Mining Group Co. Ltd, Asaka Riken Co Ltd, Pan Pacific Copper Co. LTD, Nadir Metal Rafineri San. Ve Tic. A.Ş., FSE Novosibirsk Refinery, L' azurde Company For Jewelry, Prioksky Plant of Non-Ferrous Metals, Zijin Mining Group Co. Ltd

For the foregoing Gold smelters/refiners, we identified the following countries: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Germany, Hong Kong, Indonesia, Japan, Kazakhstan, Korea, Kyrgyzstan, Mexico, Netherlands, Russian Federation, South Africa, Saudi Arabia, Spain, Switzerland, Turkey, USA, and Uzbekistan.

We note the following in connection with the information contained in the foregoing table:

-	The smelters and refiners listed in the table were identified by the Suppliers to us as part of our 2013 supply chain. However, not all of the listed smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products, as due to over-inclusiveness in the information received from their suppliers or for other reasons, some Suppliers may have reported to us smelters and refiners that were not in our supply chain. The smelters and refiners listed above may not be all of the smelters and refiners in our supply chain, as not all Suppliers responded to our inquiries and some of the Suppliers who did respond were unable to identify the smelters and refiners of some of the necessary Conflict Minerals content contained in our in-scope products.

-	The table only includes entities that were listed as smelters or refiners by an independent third-party or that we were able to independently determine were smelters or refiners.

-	All certification status information in the table is as of May 30, 2014.

-	"Certified" means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program's ("CFSP") assessment protocols. Listed smelters and refiners were not necessarily certified for all or part of 2013 and may not continue to be certified for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the certified smelters and refiners prior to their respective certification dates.

-	"Active" means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSP, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Council Minerals Council.

-	The certification status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

-	"Not Certified/Not Active" means that a smelter or refiner was not listed as certified by the CFSI. This list includes smelters and refiners listed on the Standard Smelter Names tab of the Conflict Minerals Reporting Template, but that were not listed as “Certified” or “Active.”

We have endeavored to determine the location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with information by questionnaire concerning the source of the Conflict Minerals in the products and components sourced from them and through the flow-down provisions contained in the Conflict Minerals Policy. Where a smelter or refiner was identified, we also reviewed publicly available information, to the extent available, to try to determine the mine or location of origin.